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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

CEPHALON, INC.
(Name of Subject Company (issuer))

CEPHALON, INC.
(Name of Filing Person (issuer))

2 1/2% Convertible Subordinated Notes
due December 2006
(Title of Class of Securities)

156708AD1 and 156708AE9
(CUSIP Numbers of Class of Securities)

John E. Osborn
Senior Vice President, General Counsel and Secretary
Cephalon, Inc.
41 Moores Road
Frazer, PA 19355
(610) 344-0200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Pran Jha
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, IL 60603

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed by Cephalon, Inc., a Delaware corporation (the "Company"), on June 10, 2005, relating to an offer by the Company to purchase for cash any and all of the Company's outstanding 2 1/2% Convertible Subordinated Notes due December 2006 upon the terms and subject to the conditions contained in the Offer to Purchase dated June 10, 2005 (as amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together with the Offer to Purchase constitutes the "Offer").

Item 1 through Item 11.

        Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

          (1)   The thirteenth line of the Table of Contents of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES 19

          (2)   The paragraph under the question titled "What are the tax consequences to Holders if they tender their Notes?" in the section of the Offer to Purchase titled "Summary—Information About the Offer" is hereby amended and restated in its entirety to read as follows:

    •
    Holders should consult their own tax advisors regarding the federal, state, local and foreign income, franchise, personal property and any other tax consequences of the tendering of the Notes pursuant to the Offer. A U.S. Holder (as defined below in the section titled "Material United States Federal Income Tax Consequences") who sells Notes to us pursuant to the Offer will generally recognize gain or loss in an amount equal to the difference between the amount received in exchange for the Notes (other than amounts attributable to accrued but unpaid interest) and such U.S. Holder's adjusted tax basis in the Notes sold. See "Material United States Federal Income Tax Consequences—U.S. Holders" beginning on page 20. Non-U.S. Holders (as defined below in the section titled "Material United States Federal Income Tax Consequences") should refer to "Material United States Federal Income Tax Consequences—Non-US. Holders" beginning on page 21 for a discussion of the material U.S. federal income tax consequences applicable to Non-U.S. Holders.

          (3)   The section of the Offer to Purchase titled "Purpose of the Offer" is hereby amended by adding after the first paragraph thereof the following:

          Other than the Offer, we currently have no plans, proposals or negotiations that relate to or would result in:

    •
    any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

    •
    any purchase, sale or transfer of an amount of our assets or any of our subsidiaries' assets which is material to us and our subsidiaries, taken as a whole;

    •
    any change in our present Board of Directors or management, including any plans or proposals to change the number or the terms of directors (although we may fill vacancies arising on the Board) or to change any material term of the employment contract of any executive officer;

    •
    any other material change in our corporate structure or business;

    •
    any material change in our present dividend policy, our capitalization, corporate structure or business;

    •
    any class of our equity securities ceasing to be authorized to be quoted on The Nasdaq National Market;

    •
    the acquisition or disposition by any person of our securities; or

    •
    any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

          (4)   The section of the Offer to Purchase titled "Source and Amount of Funds" is hereby amended and restated in its entirety to read as follows:

          On June 7, 2005, we issued and sold $800 million in aggregate principal amount of our 2.00% Convertible Senior Subordinated Notes due June 1, 2015 (the "2015 Notes") pursuant to an indenture between us and U.S. Bank National Association, as trustee. The 2015 Notes are not secured, are subordinated to our existing and future senior indebtedness and are senior to our existing and future subordinated indebtedness. We will pay interest on the 2015 Notes at a rate of 2.00% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning December 1, 2005. The 2015 Notes are convertible prior to maturity, subject to certain conditions, into cash and shares, if any, of our common stock at an initial conversion price of $46.70 per share of common stock. We have made no plans or arrangements to finance or repay the 2015 Notes.

          (5)   The section of the Offer to Purchase titled "Summary Financial Information" is hereby amended by adding after the first paragraph thereof the following:

          At March 31, 2005, our book value per share was $14.60.

          (6)   Paragraph (iv) under the section titled "Terms of the Offer—Conditions to the Offer" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

            (iv)  there has been or is likely to occur any event or series of events that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the Offer or that will, or is reasonably likely to, materially impair the contempated benefits to Cephalon of the Offer of reducing our outstanding debt and reducing our interest expense, or otherwise result in the consummation of the Offer not being, or not being reasonably likely to be, in the best interests of Cephalon;

          (7)   Paragraph (vi) under the section titled "Terms of the Offer—Conditions to the Offer" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

            (vi)  there has been or is likely to occur any change or development, including without limitation, a change or development involving a prospective change, in or affecting the business or financial affairs of Cephalon and its subsidiaries which, in our reasonable judgment, could or might prohibit, restrict or delay consummation of the Offer or materially impair the contempated benefits of the Offer to Cephalon of reducing our outstanding debt and reducing our interest expense or might be material in deciding whether to accept any tenders of Notes.

          (8)   The last paragraph under the section titled "Terms of the Offer—Conditions to the Offer" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

          IMPORTANT:    The above conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion on or prior to the Expiration Date. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time on or prior to the Expiration Date. All conditions to the Offer, other than those subject to governmental approvals, shall be satisfied or waived on or prior to the Expiration Date.

          (9)   The first paragraph under the section titled "Terms of the Offer—Extension, Waiver, Amendment and Termination" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          We expressly reserve the right, in our sole discretion at any time or from time to time on or prior to the Expiration Date, subject to applicable law:

    •
    to extend the Expiration Date and thereby delay acceptance for payment of, and the payment for, any Notes, by giving written notice of such extension to the Depositary and making a public announcement of the extension;

    •
    to amend the Offer in any respect, by giving written notice of such amendment to the Depositary and making a public announcement of the amendment; or

    •
    to waive in whole or in part any condition to the Offer on or prior to the Expiration Date and accept for payment and purchase all Notes validly tendered and not validly withdrawn on or before the Expiration Date.

          (10) The heading of the section of the Offer to Purchase titled "Certain United States Federal Income Tax Consequences" is hereby amended and restated in its entirety to read as follows:

          "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES"

          (11) The first sentence of the first paragraph under the section titled "Material United States Federal Income Tax Consequences" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          The following is a summary of the material U.S. federal income tax consequences related to a sale of Notes by beneficial owners of Notes (solely as used in this section, "Holders") pursuant to the Offer.

          (12) The first sentence of the last paragraph under the section titled "Material United States Federal Income Tax Consequences" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          The U.S. federal income tax discussion set forth above is not intended to be legal or tax advice to any Holder based on a Holder's particular situation and may not be applicable depending upon a Holder's particular situation.

          (13) The second sentence under the section titled "The Dealer Manager, Depositary and Information Agent—Dealer Manager" is hereby amended and restated in its entirety to read as follows:

          Pursuant to the Dealer Manager Agreement, we will reimburse Deutsche Bank Securities Inc. for its reasonable out-of-pocket expenses but will not pay it any additional compensation for its services as Dealer Manager.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Item 5 of the Schedule TO is hereby amended and restated in its entirety as follows:

        (e)    Agreements Involving the Subject Company's Securities.    The Company is a party to the following agreements, arrangements or understandings that involve the Company's securities:

              (i)  Amended and Restated Rights Agreement, dated as of January 1, 1999, between the Company and StockTrans, Inc., a description of which is attached hereto as Exhibit (d)(18) and is incorporated herein by reference;

           (ii)  First Amendment to Amended and Restated Rights Agreement, dated July 31, 2000, between the Company and StockTrans, Inc., a description of which is attached hereto as Exhibit (d)(19) and is incorporated herein by reference;

          (iii)  Second Amendment to Amended and Restated Rights Agreement, dated October 27, 2003, between the Company and StockTrans, Inc., a description of which is attached hereto as Exhibit (d)(20) and is incorporated herein by reference;

          (iv)  Indenture, dated as of December 11, 2001, between the Company and State Street Bank and Trust Company relating to the Company's 2 1/2% Convertible Subordinated Notes due December 15, 2006, a description of which is attached hereto as Exhibit (d)(21) and is incorporated herein by reference;

           (v)  Indenture, dated as of June 11, 2003, between the Company and U.S. Bank National Association relating to the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2008, and the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2010, a description of which is attached hereto as Exhibit (d)(22) and is incorporated herein by reference;

          (vi)  Registration Rights Agreement, dated as of June 11, 2003, between the Company and Credit Suisse First Boston LLC, CIBC World Markets Corp., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, SG Cowen Securities Corporation, ABN AMRO Rothschild LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc. relating to the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2008, and the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2010, a description of which is attached hereto as Exhibit (d)(22) and is incorporated herein by reference;

         (vii)  Indenture, dated as of December 20, 2004, between the Company and U.S. Bank National Association relating to the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2008, and the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2010, a description of which is contained in Items 1.01 and 3.02 of the Company's Current Report on Form 8-K filed December 21, 2004 and is incorporated herein by reference;

        (viii)  Registration Rights Agreement, dated as of December 20, 2004, between the Company and U.S Bank National Association relating to the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2008, and the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, first putable June 15, 2010, a description of which is contained in Item 1.01 of the Company's Current Report on Form 8-K filed December 21, 2004 and is incorporated herein by reference;

          (ix)  Indenture, dated June 7, 2005, between the Company and U.S. Bank, National Association relating to the Company's 2.00% Convertible Senior Subordinated Notes due June 1, 2015, a description of which is contained in Item 1.01 of the Company's Current Report on Form 8-K filed June 8, 2005 and is incorporated herein by reference;

           (x)  Five Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International, a description of which is attached hereto as Exhibit (d)(23) and is incorporated herein by reference;

          (xi)  Seven Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International, a description of which is attached hereto as Exhibit (d)(23) and is incorporated herein by reference;

         (xii)  Five Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International, a description of which is attached hereto as Exhibit (d)(23) and is incorporated herein by reference;

        (xiii)  Seven Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International, a description of which is attached hereto as Exhibit (d)(23) and is incorporated herein by reference;

        (xiv)  Five Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International, a description of which is attached hereto as Exhibit (d)(24) and is incorporated herein by reference;

         (xv)  Seven Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International, a description of which is attached hereto as Exhibit (d)(24) and is incorporated herein by reference;

        (xvi)  Convertible Note Hedge Confirmation, dated as of June 2, 2005, between the Company and Deutsche Bank AG, a description of which is contained in Item 1.01 of the Company's Current Report on Form 8-K filed June 8, 2005 and is incorporated herein by reference; and

       (xvii)  Warrant Confirmation, dated as of June 2, 2005, between the Company and Deutsche Bank AG, a description of which is contained in Item 3.02 of the Company's Current Report on Form 8-K filed June 8, 2005 and is incorporated herein by reference.

        The foregoing agreements, arrangements and understandings are attached hereto as Exhibits (d)(1)-(d)(17) and are also incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

Exhibit No.		Description
(a)(1)(i)	*	Offer to Purchase, dated June 10, 2005.
(a)(1)(ii)	*	Form of Letter of Transmittal.
(a)(1)(iii)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	*	Form of Letter to Clients.
(a)(1)(v)	*	Form of Notice of Guaranteed Delivery.
(a)(1)(vi)	*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)		None.
(a)(3)		None.
(a)(4)		None.
(a)(5)	*	Press Release, dated June 10, 2005.

(a)(5)(A)	Press Release, dated June 13, 2005, included as Exhibit 99.1 to the Company's Current Report on Form 8-K dated June 15, 2005, is hereby incorporated by reference.
(a)(5)(B)	Press Release, dated June 14, 2005, included as Exhibit 99.3 to the Company's Current Report on Form 8-K dated June 15, 2005, is hereby incorporated by reference.
(b)	None.
(d)(1)
Amended and Restated Rights Agreement, dated as of January 1, 1999, between the Company and StockTrans, Inc., included as Exhibit 1 to the Company's Form 8-A/A (12G) filed January 20, 1999, is hereby incorporated by reference.
(d)(2)
First Amendment to Amended and Restated Rights Agreement, dated July 31, 2000, between the Company and StockTrans, Inc., included as Exhibit 1 to the Company's Form 8-A/12G filed on August 2, 2000, is hereby incorporated by reference.
(d)(3)
Second Amendment to Amended and Restated Rights Agreement, dated October 27, 2003, between the Company and StockTrans, Inc., included as Exhibit 1 to the Company's Form 8-A/12G on October 27, 2003, is hereby incorporated by reference.
(d)(4)
Indenture, dated as of December 11, 2001, between the Company and State Street Bank and Trust Company, included as Exhibit 4.1 to the Company's Registration Statement on Form S-3 (Registration No. 333-82788) filed on February 14, 2002, is hereby incorporated by reference.
(d)(5)
Indenture, dated as of June 11, 2003, between the the Company and U.S. Bank National Association, included as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003, is hereby incorporated by reference.
(d)(6)
Registration Rights Agreement, dated as of June 11, 2003, between the Company and Credit Suisse First Boston LLC, CIBC World Markets Corp., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, SG Cowen Securities Corporation, ABN AMRO Rothschild LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc., included as Exhibit 10.4 to the Company's Quarterly Reporrt on Form 10-Q for the perio ended June 30, 2003, is hereby incorporated by reference.
(d)(7)
Indenture, dated as of December 20, 2004, between the Company and U.S. Bank National Association, included as Exhibit 4.l to the Company's Current Report on Form 8-K dated December 21, 2004, is hereby incorporated by reference.
(d)(8)
Registration Rights Agreement, dated as of December 20, 2004, between the Company and U.S Bank National Association, included as Exhibit 4.2 to the Company's Current Report on Form 8-K dated December 21, 2004, is hereby incorporated by reference.
(d)(9)
Indenture, dated June 7, 2005, between the Company and U.S. Bank, National Association, included as Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 8, 2005, is hereby incorporated by reference.
(d)(10)
Five Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(1) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.

(d)(11)
Seven Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(2) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.
(d)(12)
Five Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(3) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.
(d)(13)
Seven Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(4) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.
(d)(14)
Five Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(5) to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO filed December 14, 2004, is hereby incorporated by reference.
(d)(15)
Seven Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(5) to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO filed December 14, 2004, is hereby incorporated by reference.
(d)(16)
Hedge Confirmation dated as of June 2, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank, London, included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 8, 2005, is hereby incorporated by reference.
(d)(17)
Warrant Confirmation dated as of June 2, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank, London, included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 8, 2005, is hereby incorporated by reference.
(d)(18)	+	Description of the Amended and Restated Rights Agreement from Item 1 of the Company's Form 8-A/A (12G) filed January 20, 1999.
(d)(19)	+	Description of the First Amendment to Amended and Restated Rights Agreement from Item 1 of the Company's Form 8-A/12G filed on August 2, 2000.
(d)(20)	+	Description of the Second Amendment to Amended and Restated Rights Agreement from Item 1 of the Company's Form 8-A/12G filed on October 27, 2003.
(d)(21)	+	Description of the Notes section (pages 15 through 28) of Amendment No. 2 to the Company's Registration Statement on Form S-3 (Registration No. 333-82788) filed on May 14, 2002.
(d)(22)	+	Description of the Notes section (pages 19 through 36) of Amendment No. 1 to the Company's Registration Statement on Form S-3 (Registration No. 333-108320) filed December 3, 2003.
(d)(23)	+	Description of the Convertible Note Hedges and Warrants from Item 5 of the Company's Tender Offer Statement on Schedule TO filed November 16, 2004.
(d)(24)	+	Description of the Convertible Note Hedges from Item 5 of Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO filed December 14, 2004.
(g)		None.
(h)		None.

*
Previously filed.

+
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cephalon, Inc.

	By:	/s/ J. KEVIN BUCHI Name: J. Kevin Buchi Title: Senior Vice President and Chief Financial Officer
Dated: June 27, 2005

Exhibit Index

Exhibit No.		Description
(a)(1)(i)	*	Offer to Purchase, dated June 10, 2005.
(a)(1)(ii)	*	Form of Letter of Transmittal.
(a)(1)(iii)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	*	Form of Letter to Clients.
(a)(1)(v)	*	Form of Notice of Guaranteed Delivery.
(a)(1)(vi)	*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)		None.
(a)(3)		None.
(a)(4)		None.
(a)(5)	*	Press Release, dated June 10, 2005.
(a)(5)(A)		Press Release, dated June 13, 2005, included as Exhibit 99.1 to the Company's Current Report on Form 8-K dated June 15, 2005, is hereby incorporated by reference.
(a)(5)(B)		Press Release, dated June 14, 2005, included as Exhibit 99.3 to the Company's Current Report on Form 8-K dated June 15, 2005, is hereby incorporated by reference.
(b)		None.
(d)(1)
Amended and Restated Rights Agreement, dated as of January 1, 1999, between the Company and StockTrans, Inc., included as Exhibit 1 to the Company's Form 8-A/A (12G) filed January 20, 1999, is hereby incorporated by reference.
(d)(2)
First Amendment to Amended and Restated Rights Agreement, dated July 31, 2000, between the Company and StockTrans, Inc., included as Exhibit 1 to the Company's Form 8-A/12G filed on August 2, 2000, is hereby incorporated by reference.
(d)(3)
Second Amendment to Amended and Restated Rights Agreement, dated October 27, 2003, between the Company and StockTrans, Inc., included as Exhibit 1 to the Company's Form 8-A/12G on October 27, 2003, is hereby incorporated by reference.
(d)(4)
Indenture, dated as of December 11, 2001, between the Company and State Street Bank and Trust Company, included as Exhibit 4.1 to the Company's Registration Statement on Form S-3 (Registration No. 333-82788) filed on February 14, 2002, is hereby incorporated by reference.
(d)(5)
Indenture, dated as of June 11, 2003, between the the Company and U.S. Bank National Association, included as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003, is hereby incorporated by reference.
(d)(6)
Registration Rights Agreement, dated as of June 11, 2003, between the Company and Credit Suisse First Boston LLC, CIBC World Markets Corp., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, SG Cowen Securities Corporation, ABN AMRO Rothschild LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc., included as Exhibit 10.4 to the Company's Quarterly Reporrt on Form 10-Q for the perio ended June 30, 2003, is hereby incorporated by reference.
(d)(7)
Indenture, dated as of December 20, 2004, between the Company and U.S. Bank National Association, included as Exhibit 4.l to the Company's Current Report on Form 8-K dated December 21, 2004, is hereby incorporated by reference.
(d)(8)
Registration Rights Agreement, dated as of December 20, 2004, between the Company and U.S Bank National Association, included as Exhibit 4.2 to the Company's Current Report on Form 8-K dated December 21, 2004, is hereby incorporated by reference.
(d)(9)
Indenture, dated June 7, 2005, between the Company and U.S. Bank, National Association, included as Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 8, 2005, is hereby incorporated by reference.

(d)(10)
Five Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(1) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.
(d)(11)
Seven Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(2) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.
(d)(12)
Five Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(3) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.
(d)(13)
Seven Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(4) to the Company's Tender Offer Statement on Schedule TO filed November 16, 2004, is hereby incorporated by reference.
(d)(14)
Five Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(5) to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO filed December 14, 2004, is hereby incorporated by reference.
(d)(15)
Seven Year Convertible Note Hedge, dated December 3, 2004, between the Company and Credit Suisse First Boston International, included as Exhibit (d)(5) to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO filed December 14, 2004, is hereby incorporated by reference.
(d)(16)
Hedge Confirmation dated as of June 2, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank, London, included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 8, 2005, is hereby incorporated by reference.
(d)(17)
Warrant Confirmation dated as of June 2, 2005 by and among the Company, Deutsche Bank AG, New York and Deutsche Bank, London, included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 8, 2005, is hereby incorporated by reference.
(d)(18)	+	Description of the Amended and Restated Rights Agreement from Item 1 of the Company's Form 8-A/A (12G) filed January 20, 1999.
(d)(19)	+	Description of the First Amendment to Amended and Restated Rights Agreement from Item 1 of the Company's Form 8-A/12G filed on August 2, 2000.
(d)(20)	+	Description of the Second Amendment to Amended and Restated Rights Agreement from Item 1 of the Company's Form 8-A/12G filed on October 27, 2003.
(d)(21)	+	Description of the Notes section (pages 15 through 28) of Amendment No. 2 to the Company's Registration Statement on Form S-3 (Registration No. 333-82788) filed on May 14, 2002.
(d)(22)	+	Description of the Notes section (pages 19 through 36) of Amendment No. 1 to the Company's Registration Statement on Form S-3 (Registration No. 333-108320) filed December 3, 2003.
(d)(23)	+	Description of the Convertible Note Hedges and Warrants from Item 5 of the Company's Tender Offer Statement on Schedule TO filed November 16, 2004.
(d)(24)	+	Description of the Convertible Note Hedges from Item 5 of Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO filed December 14, 2004.
(g)		None.
(h)		None.

*
Previously filed.

+
Filed herewith.

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